Exhibit 99.2

Global Ship Lease Announces Pricing of $350 Million of Senior Secured Notes due 2027
June 2, 2022
LONDON, June 02, 2022 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “GSL”) announced today that its indirect wholly-owned subsidiary, Knausen Holding LLC (the “Issuer”), priced on June 1, 2022, an offering of $350 million aggregate principal amount of its 5.69% Senior Secured Notes due 2027 (the “Notes”) in a private placement to a limited number of accredited investors. The interest rate on the Notes was determined based on the 3.2 year Interpolated US Treasury Yield (ICUR3.2) plus a spread of 2.85%. The Company intends to use the net proceeds from the private placement for the repayment of the remaining outstanding balance on its $236.2 million Senior Secured Loan Facility which bears interest at LIBOR plus a margin of 7.00%, and the remainder for general corporate purposes, which may include the repayment of other outstanding consolidated indebtedness of the Company. The issuance and sale of the Notes is expected to close on June 15, 2022, subject to customary closing conditions. Goldman Sachs & Co. LLC acted as Sole Structuring Agent and Lead Placement Agent.
The Notes will be senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the Notes will be fully and unconditionally guaranteed by GSL.
The offer and sale of the Notes was made solely in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws. This press release shall not constitute an offer to sell or a solicitation of an offer to purchase the Notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Global Ship Lease Inc.